

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

January 30, 2017

Richard Nicholas
Chief Financial Officer
Avangrid, Inc.
157 Church Street
New Haven, Connecticut 06506

> **Re: Avangrid, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed April 1, 2016**
> **File No. 1-37660**

Dear Mr. Nicholas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

cc: Daniel Alcain
Controller